Filed by Wells Fargo & Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No. 001-02979

Subject Company: Century Bancshares, Inc.

NewsRelease

MEDIA	INVESTORS
Joe Nichols	Catherine Gacad
Century Bank	Wells Fargo
972-588-6501	415-396-8454

Helen Bow Wells Fargo 713-319-1752

CENTURY BANCSHARES, WELLS FARGO

ANNOUNCE DEFINITIVE AGREEMENT

Wells Fargo will add convenient locations in Dallas-Fort Worth;

To enter Arkansas for first time in Community Banking

DALLAS – Aug. 13, 2008 – Wells Fargo & Company (NYSE:WFC) and Century Bancshares, Inc. said today they have signed a definitive agreement for Wells Fargo to acquire Century Bancshares and its banking operations in Dallas-Fort Worth, and Texarkana, Texas and Arkansas in a stock-for-stock merger. As a result of the acquisition, Arkansas will become Wells Fargo’s 24th community banking state.

The acquisition – requiring approval of regulators and Century Bancshares shareholders, and expected to be completed by the end of this year – will increase Wells Fargo’s presence in Dallas-Forth Worth, the U.S. metro area with the largest population increase from 2006 to 2007, according to census data. It also will make Wells Fargo No. 1 in deposit market share in Texarkana.

Closely held and based in Dallas, Century Bancshares has $1.4 billion in assets, $1.3 billion in deposits, $1.2 billion in loans, 32 banking locations and 485 employees. It has 28 Century Bank locations in nine Texas communities – Dallas (11); Atlanta; Addison; Farmers Branch (2); Frisco; The Colony; Plano (3); New Boston; and Texarkana (7). Four Century Bank locations are in Arkansas – Texarkana (3); and Ashdown. Century Bank is the leading financial institution in Texarkana and surrounding communities.

“The combination of Century Bank and Wells Fargo will be a great benefit for our customers, our employees and the communities we serve,” said Joe Nichols, CEO, Century Bancshares. “By teaming with Wells Fargo, we can continue delivering the excellent personal service and financial advice our customers expect, and offer them more products and services, and more convenience throughout Texas and the western United States. We also will remain a leader in supporting our north Texas and Texarkana communities.”

“It’s a privilege for Wells Fargo to join with Century Bank. We especially are pleased to be able to provide customers in the Texarkana area our full array of financial services and to expand our locations in the Dallas-Fort Worth area,” said Chip Carlisle, regional president for Wells Fargo Community Banking in Texas. “Together we can achieve our vision in Texas and Arkansas of satisfying all of our customers’ financial needs and helping them succeed financially.”

“Our companies share common values and a commitment to placing our customers and communities at the center of everything we do,” said John Gavin, Wells Fargo regional president for Dallas-Fort Worth. “It’s exciting for Wells Fargo Community Banking to serve Texarkana and the surrounding areas. Our Vision and Values are rooted in community banking and this is a great match – Wells Fargo and the people in and around Texarkana. In all of our communities, our greatest competitive advantage is our team members. With this acquisition, we will add a team of great people to our family – team members who care deeply about their customers and communities.”

In Texas, Wells Fargo has 13,200 team members and 660 locations, including 550 banking stores and 8,000 banking store team members. Wells Fargo is ranked third in deposit market share in the Dallas-Fort Worth market.

Wells Fargo & Company is a diversified financial services company with $609 billion in assets, providing banking, insurance, investments, mortgage and consumer finance through almost 6,000 stores and the internet (wellsfargo.com) across North America and internationally. Wells Fargo Bank, N.A. is the only bank in the U.S., and one of only two banks worldwide, to have the highest possible credit rating from both Moody’s Investors Service, “Aaa,” and Standard & Poor’s Ratings Services, “AAA.”

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FORWARD-LOOKING STATEMENTS

This news release has forward-looking statements about the proposed transaction between Wells Fargo and Century Bancshares including the expected completion date. There are several factors – many beyond Wells Fargo’s and Century Bancshares’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. The transaction is subject to regulatory approval, and Wells Fargo and Century Bancshares cannot be certain when or if or on what terms and conditions required regulatory approvals will be granted. Divestitures may be required for regulatory approval. This news release is not an offer of any securities for sale.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The proposed merger will be submitted to Century Bancshares shareholders for their consideration. Wells Fargo will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Century Bancshares that also constitutes a prospectus of Wells Fargo. Century Bancshares will mail the proxy statement-prospectus to its shareholders. Century Bancshares shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting Wells Fargo or Century Bancshares, as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

Century Bancshares, Inc., Attention Corporate Secretary, 2900 St. Michael Dr., Texarkana, Texas 75503, (903) 838-5505.

Wells Fargo and Century Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Century Bancshares shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is contained in the definitive proxy statement for Wells Fargo’s 2008 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2008. You may obtain a free copy of this document by contacting Wells Fargo at the contact information provided above. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Century Bancshares shareholders.